UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



WINNEBAGO INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Iowa	**42-0802678**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P. O. Box 152, Forest City, Iowa	**50436**
(Address of principal executive offices)	(Zip Code)

WINNEBAGO INDUSTRIES, INC. EMPLOYEE STOCK PURCHASE PLAN
(Full title of plan)

Scott C. Folkers
Vice President, General Counsel and Secretary
Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436
(641) 585-6809
(Name, address, and telephone number of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐

Smaller Reporting Company ☐   Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered [1]	Proposed maximum offering price per share [2]	Proposed maximum aggregate offering price [2]	Amount of registration fee
Common Stock, par value $.50 per share	250,000 shares	$57.73	$14,432,500	$1,796.85

1. Any additional shares to be issued as a result of stock dividends, stock splits or similar transactions prior to the termination of this registration statement shall be covered by this registration statement as provided in Rule 416.

2. Pursuant to Rule 457(c) and (d) the maximum offering price per share and maximum aggregate offering price and amount of registration fee are calculated upon a price of $57.73, the average of the high and low prices for the shares of Winnebago Industries, Inc. Common Stock as reported by the New York Stock Exchange, Inc. on 12/19/17.

Introduction

This Registration Statement on Form S-8 is filed by Winnebago Industries, Inc. an Iowa corporation ("Winnebago" or the "Company") to register 250,000 shares of its common stock issuable under the Winnebago Industries, Inc. Employee Stock Purchase Plan.

PART I INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Pursuant to the note of Part I of Form S-8, the information required by Items 1 and 2 of Form S-8 is not filed as part of this Registration Statement on Form S-8 and documents containing the information specified such Part I have been or will be delivered to participants as specified by Rule 428(b)(1) under the Securities Act of 1933. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933.

PART II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. Incorporation of Documents by Reference.

The following documents which have been filed with the Securities and Exchange Commission (the "Commission") by Winnebago Industries, Inc. ("Winnebago" or the "Registrant") pursuant to the Securities Exchange Act of 1934 ("1934 Act") are incorporated herein by reference:

   (a) Annual Report on Form 10-K for the fiscal year ended August 26, 2017 of Winnebago filed on October 20, 2017;

   (b) Quarterly Reports on Form 10-Q for the quarter ended November 25, 2017 of Winnebago filed on December 21, 2017;

   (c) Current Reports on Form 8-K filed on October 27, 2017, November 2, 2017, November 27, 2017, December 6, 2017, December 12, 2017, December 14, 2017 and December 20, 2017;

   (d) Notice of Annual Meeting of Shareholders to be Held December 12, 2017 and Proxy Statement (and amendments), filed on October 24, 2017, October 31, 2017 and November 3, 2017; and

   (e) The description of Winnebago's Common Stock which is contained in the Forms 8-A pursuant to Section 12(b) of the 1934 Act filed with the Commission on June 18, 1969 and June 16, 1971 (1934 Act File No. 1-6403).

All documents subsequently filed by Winnebago pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act, as amended, prior to the filing of the post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents.

ITEM 4. Description of Securities. Not applicable

ITEM 5. Interests of Named Experts and Counsel. Not applicable

ITEM 6. Indemnification of Directors and Officers.

Sections 490.851 of the Iowa Business Corporation Act gives Iowa corporations the power to indemnify present and former directors under certain circumstances. The Amended and Restated Articles of Incorporation of Winnebago provide for indemnification by Winnebago of directors against all expenses, liabilities and loss (including attorney's fees, judgments, fines or penalties and amounts paid or to be paid in settlement) actually incurred by such person relating to his or her conduct as a director of Winnebago, except that the aforesaid mandatory indemnification shall not apply (i) to a breach of a director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for a transaction from

which a director derived an improper personal benefit, (iv) under Section 496A.44 of the Iowa Business Corporation Act, or (v) against judgments, penalties, fines and settlements arising from any proceeding by or in the right of the corporation, or against expenses in any such case where such director shall be adjudged liable to the corporation. The Amended and Restated Articles of Incorporation further provide that the indemnification provided thereunder shall not be exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, Winnebago maintains a directors' and officers' liability insurance policy to insure its liability under the above-described provision of its Amended and Restated Articles of Incorporation and to insure its individual directors and officers against certain obligations not covered by such provisions.

ITEM 7. Exemption from Registrations Claimed. Not applicable

ITEM 8. Exhibits.

4	Winnebago Industries, Inc. Employee Stock Purchase Plan (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement) filed October 24, 2017.
5.1	Opinion and consent of Lindquist and Vennum LLP regarding the legality of the securities being registered.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Lindquist and Vennum LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

ITEM 9. Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; *provided, however,* that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Eden Prairie, Minnesota on December 22, 2017.

WINNEBAGO INDUSTRIES, INC.

By: /s/ Michael J. Happe

Michael J. Happe

Chief Executive Officer and President

Each person whose signature appears below hereby constitutes and appoints Michael J. Happe and Bryan L. Hughes as such person's true and lawful attorneys-in-fact and agents with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below, any and all amendments and post-effective amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Winnebago to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys-in-fact, or any of them, to said Registration Statement and and all amendments thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on December 22, 2017, by the following persons in the capacities indicated.

SIGNATURE	**TITLE**
/s/ Michael J. Happe	
Michael J. Happe	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ Bryan L. Hughes	
Bryan L. Hughes	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Robert M. Chiusano	
Robert M. Chiusano	Chairman of the Board
/s/ Christopher J. Braun	
Christopher J. Braun	Director
/s/ William C. Fisher	
William C. Fisher	Director
/s/ David W. Miles	
David W. Miles	Director
/s/ Richard D. Moss	
Richard D. Moss	Director
/s/ John M. Murabito	
John M. Murabito	Director
/s/ Martha T. Rodamaker	
Martha T. Rodamaker	Director

Exhibit 5.1

Winnebago Industries, Inc.   Date: December 21, 2017
P.O. Box 152
Forest City, IA 50436

Re: Winnebago Industries, Inc.
          Form S-8 Registration Statement

Gentlemen:

We have acted as special counsel for Winnebago Industries, Inc. ("WINNEBAGO"), in connection with the Registration Statement on Form S-8 (the "REGISTRATION STATEMENT") of Winnebago which is being filed with the Securities and Exchange Commission on December 22, 2017 covering up to 250,000 shares of Winnebago's Common Stock, $.50 par value (the "COMMON STOCK"), issuable to eligible participants in the Winnebago Industries, Inc. Employee Stock Purchase Plan (the "ESPP").

As such counsel, we have examined the Articles of Incorporation and By-laws of Winnebago, the ESPP, the Registration Statement and such other corporate documents and records and have made such other inquiries as we have deemed necessary or advisable in order to enable us to render the opinions hereinafter set forth.

Based on the foregoing, we are of the opinion that:

1. The shares of Common Stock when sold, issued and delivered in the manner and for consideration pursuant to the ESPP and as contemplated by the Registration Statement will be validly issued and outstanding, fully paid and non-assessable shares of Common Stock of Winnebago.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Respectfully submitted,

by: /s/ Lindquist & Vennum, LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated October 20, 2017, relating to the consolidated financial statements of Winnebago Industries, Inc. and subsidiaries, and the effectiveness of Winnebago Industries, Inc. and subsidiaries' internal control over financial reporting, appearing in the Annual Report on Form 10‑K of Winnebago Industries, Inc. for the year ended August 26, 2017.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

December 22, 2017